Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Deutsche Bank Securities Inc.

60 Wall Street, 4th Floor

New York, New York 10005

March 30, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director
Daniel Morris, Special Counsel
Mary Beth Breslin, Senior Attorney

Re:	Inphi Corporation
Registration Statement on Form S-1
Filed March 7, 2011
Registration File No. 333-172635

Ladies and Gentlemen:

On March 28, 2011, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, previously joined in the request of Inphi Corporation (the “Company”) for acceleration of the effective date of the above-named Registration Statement (the “Registration Statement”) so that it would become effective at a certain time specified therein (the “Former Acceleration Request”). We now wish to join in the request of the Company to amend and update the Former Acceleration Request so that the Registration Statement becomes effective at 4:00 P.M. Eastern Time on March 31, 2011, or as soon thereafter as practicable.

As we previously advised you in the Former Acceleration Request, pursuant to Rule 460 of the Act, we have effected the following distribution of the Company’s Preliminary Prospectus dated March 28, 2011:

(i)	Dates of Distribution: March 28, 2011 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 5,824

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 175

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert Brass
	Name:	Robert Brass
	Title:	Executive Director

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Tor Braham
	Name:	Tor Braham
	Title:	Managing Director

By:	/s/ Ajay Shah
	Name:	Ajay Shah
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]

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